Yoshitsu Co., Ltd

October 27, 2021

Via Edgar

Mr. Dietrich King

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Re:	Yoshitsu Co., Ltd
Amendment No. 1 to Registration Statement on Form F-1
Filed October 1, 2021
File No. 333-259129

Dear Mr. King:

This letter is in response to the letter dated October 13, 2021, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) addressed to Yoshitsu Co., Ltd (the “Company”, “we”, and “our”). For ease of reference, we have recited the Commission’s comments in this response and numbered them accordingly. An amended Registration Statement on Form F-1 (“Amended Registration Statement No. 2”) is being filed concurrently with this letter.

Prospectus Summary

Risks Related to Our Business, page 2

1. We note your response to comment 2, as well as your revised risk disclosures on pages 3 and 14. Please further revise each of these disclosures to include the percentage of your revenue accounted for by sales to the China market. In this regard, we note that such sales accounted for approximately 77.0% and 55.4% of your revenue during the fiscal years ended March 31, 2021 and 2020, respectively.

In response to the Staff’s comments, we revised our disclosures on pages 1, 3, 15, 35, and 60 of Amended Registration Statement No. 2 to include the percentage of our revenue accounted for by sales to the China market.

Risks Factors, page 7

2. We note your response to comment 4. Please disclose the substance of your response in a new risk factor, which addresses the risk of being subject to Chinese laws and regulations and which specifically acknowledges, if true, the uncertainty inherent in relying on an opinion of counsel in connection with whether aspects of your business could be subject to Chinese laws and regulations. In addition, please file the GFE Law opinion on which you are relying and the cooperation agreements with the Entrusted Third Parties as exhibits to the registration statement, or tell us why you believe you are not required to do so.

In response to the Staff’s comments, we (i) revised our disclosures on pages 3 and 15 of Amended Registration Statement No. 2 to add a new risk factor, which addresses the risk of being subject to Chinese laws and regulations and which specifically acknowledges the uncertainty inherent in relying on an opinion of counsel in connection with whether aspects of our business could be subject to Chinese laws and regulations, and (ii) filed the GFE Law opinion on which we are relying and the cooperation agreements with the Entrusted Third Parties as exhibits 99.3, 10.32, 10.33, 10.34, and 10.35, respectively, to Amended Registration Statement No. 2.

In responding to your comments, the Company acknowledges that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Guillaume de Sampigny, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 444-2058.

Very truly yours,

/s/ Mei Kanayama
Name:	Mei Kanayama
Title:	Representative Director

Guillaume de Sampigny, Esq.

Hunter Taubman Fischer & Li LLC